

April 23, 2015

Gregory B. Maffei
President and Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

  Re: **Liberty Interactive Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 27, 2015
     File No. 1-33982

Dear Mr. Maffei:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Operations, page II-34

1. We note your disclosure on page II-47 that revenues are derived from products and services. In this regard, please tell us your consideration of separately presenting revenues and related costs applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Notes to Consolidated Financial Statements

(3) Summary of Significant Accounting Policies

Investments, page II-43

2. Please tell us your consideration of disclosing the difference, if any, between the amount at which your equity method investments are carried and the amount of underlying equity in net assets. Refer to ASC 323-10-50-3(a)(3).

Revenue Recognition, page II-47

3. We note your disclosure on page I-12 regarding subscription and other fees charged by CommerceHub to retailers and suppliers using your software-as-a-service platform. We also note your disclosure in the last risk factor on page I-28 regarding your Easy-Pay program and the Q Card program. Please tell us the significance of revenues generated from these sources and what consideration you gave to disclosing your recognition policies related to these revenues. In addition, please tell us how you recognize revenues related to the Easy-Pay program.

(10) Debt, page II-60

4. We note your disclosure on page I-32 that agreements governing the indebtedness of your operating subsidiaries, including QVC, prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners, and that you generally will not receive cash, in the form of dividends, loans, advances or otherwise from your affiliates. Please tell us your consideration of providing the disclosures required by Rule 4-08(e) of Regulation S-X.

Signatures, IV-6

5. The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors and any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note that the report was not signed by your principal financial and accounting officers in their capacities as such in the second signature block. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Gregory B. Maffei
Liberty Interactive Corporation
April 23, 2015
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 with other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief